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As filed with the Securities and Exchange Commission on December 19, 2003

Registration Statement No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENERAL MARITIME CORPORATION
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	06-159-7083 (I.R.S. Employer Identification No.)
35 West 56th Street New York, NY 10019 (212) 763-5600 (Name, address and telephone number of Registrant's principal executive office)	Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:
Peter C. Georgiopoulos General Maritime Corporation 35 West 56th Street New York, New York 10019 (212) 763-5600	Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

        Approximate date of commencement of proposed sale to the public: At such time (from time to time) after the effective date of this Registration Statement as agreed upon by the registrant and any underwriters or agents in light of market conditions.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.01 per share(3)	N/A	N/A	N/A	N/A

Preferred Stock, par value $0.01 per share(3)	N/A	N/A	N/A	N/A

Debt Securities(3)	N/A	N/A	N/A	N/A

Total	$500,000,000	100%	$500,000,000	$40,450

(1)
Such amount in U.S. dollars or the equivalent thereof in foreign currencies as shall result in an aggregate initial public offering price for all securities of $500,000,000 and, if any debt securities are issued at original issue discount, such greater amount as shall result in net proceeds of $500,000,000 to the Registrant.

(2)
Estimated solely for the purpose of calculating the registration fee.

(3)
Also includes such indeterminate amount of debt securities and number of preferred stock and common stock as may be issued upon conversion of or in exchange for any other debt securities or preferred stock that provide for conversion or exchange into other securities.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion—dated December 19, 2003

[General Maritime Corporation Logo]

$500,000,000

GENERAL MARITIME CORPORATION

COMMON SHARES
PREFERRED SHARES
DEBT SECURITIES

        Through this prospectus, we may periodically offer:

    —
    common stock

    —
    preferred stock and

    —
    debt securities.

        The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

        The offering price of all securities issued under this prospectus may not exceed $500,000,000.

        Our common stock is currently listed on the New York Stock Exchange under the symbol "GMR".

        These securities may be offered directly or to or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

        An investment in our common stock, preferred stock and debt securities involves risks. See the section entitled "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2003

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	5
USE OF PROCEEDS	16
SPECIAL NOTE ON FORWARD LOOKING STATEMENTS	16
RATIO OF EARNINGS TO FIXED CHARGES	17
PLAN OF DISTRIBUTION	18
DESCRIPTION OF CAPITAL STOCK	18
DESCRIPTION OF DEBT SECURITIES	21
LEGAL MATTERS	29
EXPERTS	29
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	29
WHERE YOU CAN FIND ADDITIONAL INFORMATION	30

i

        In this prospectus, "we", "us", "our", "our company", "GMC", and "General Maritime" all refer to General Maritime Corporation and its subsidiaries.

PROSPECTUS SUMMARY

        This section summarizes some of the information that is contained in other documents incorporated by reference in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information contained in such other documents. Unless we specify otherwise, all references and data, including the financial and operating data, in this prospectus with respect to our tankers or our fleet refer to our current fleet of 42 tankers as of December 19, 2003, excluding vessels we have contracted to sell. Unless we specify otherwise, all references in this prospectus with respect to ages of tankers are weighted based upon dwt.

Overview

        We are a leading provider of international seaborne crude oil transportation services. Our current fleet, excluding vessels we have contracted to sell, consists of 42 tankers, of which 23 are Aframax tankers and 19 are Suezmax tankers, making us the second largest mid-sized tanker operator in the world. Our current fleet has a total of more than 5.1 million dwt, only 21% of which is single-hulled, compared to a worldwide average as of December 31, 2002 of 42% single-hull tankers. The average age of the tankers in our current fleet as of December 31, 2002 was 10.7 years and only two of the tankers in our current fleet were older than 15 years of age at that time. Many of the tankers in our fleet are "sister ships", which provide us with operational and scheduling flexibility, as well as economies of scale in their operation and maintenance.

        With the majority of our tankers currently operating in the Atlantic basin, we have one of the largest fleets in this region, which includes ports in the Caribbean, South and Central America, the United States, Western Africa, the Mediterranean, Europe and the North Sea. Transportation of crude oil to the U.S. Gulf Coast and other refining centers in the United States requires vessel owners and operators to meet more stringent environmental regulations than in other regions of the world. We have focused our operations in the Atlantic basin because we believe that these stringent operating and safety standards act as a barrier to entry for potential competitors. We have established a niche in the region due to our high quality tankers, of which 79% are either double-hulled or double-sided, our commitment to safety and many years of experience in the industry. We estimate that for the year ended December 31, 2002, our fleet of 28 tankers that we owned at the time transported more than 225.0 million barrels of crude oil to the United States, accounting for more than 6.8% of all U.S. crude oil imports. Although the majority of our tankers operate in the Atlantic basin, we also currently operate tankers in the Black Sea, the Far East and in other regions, which we believe enables us both to take advantage of market opportunities and to position our tankers in anticipation of drydockings. Our customers include most of the major international oil companies such as ChevronTexaco Corporation, CITGO Petroleum Corp., Shell Oil Company, BPAmoco, Exxon Mobil Corporation, ConocoPhillips and Sun International Ltd.

        We actively manage the deployment of our tankers between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. We continuously and actively monitor market conditions in an effort to take advantage of changes in charter rates and to maximize our long-term cash flow by changing this chartering deployment profile. We design our fleet deployment to provide greater cash flow stability through the use of time charters for part of our fleet, while maintaining the flexibility to benefit from improvements in market rates by deploying the balance of tankers in the spot market.

        Our net voyage revenues, which are voyage revenues minus voyage expenses, have grown from $12.0 million in 1997 to $145.6 million in 2002. Net voyage revenues increased by $137.0 million, or

133%, to $240.1 million for the nine months ended September 30, 2003 compared to $103.1 million for the nine months ended September 30, 2002. $67.1 million of this increase is due to the acquisition of 14 Suezmax tankers and five Aframax tankers during 2003. We generated net voyage revenue of $240.1 million for the nine months ended September 30, 2003 and $282.5 million during the 12-month period ended September 30, 2003. We have also grown our fleet of tankers from 6 as of December 31, 1997 to 28 as of December 31, 2002, to our current fleet of 42 tankers, excluding vessels we have contracted to sell. We consummated our initial public offering in June 2001.

Our Competitive Strengths

        We believe we possess a number of competitive strengths that provide us with a leading position within the industry:

  •
  High-Quality Tankers. We operate a fleet of high-quality, mid-sized tankers. We place great emphasis on vessel maintenance and retaining qualified crew members to operate our tankers. We believe that this makes it more likely for us to obtain repeat business from our customers and to operate our tankers with greater fuel efficiency and lower maintenance and operating costs. As of December 31, 2002, only 8.7%, or two of the 23 Aframax tankers in our current fleet, and none of the 19 Suezmax tankers in our current fleet, were older than 15 years of age. By contrast, approximately 33.2% of the world's Aframax fleet and 21.7% of the world's Suezmax fleet were older than 15 years of age as of that date. 79% of the tankers in our current fleet are either double-hulled or double-sided. Because of increasingly stringent operating and safety standards, the age and quality of our fleet have given us a high level of acceptance by tanker charterers.

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  Flexible, Homogeneous Fleet. We believe that Aframax and Suezmax tankers, which make up our entire fleet, are the most versatile tankers in the world fleet due to their ability to service virtually all ports and routes used for crude oil transportation. Additionally, the majority of our tankers have one or two substantially identical "sister ships" in our fleet, which we can use interchangeably. These sister ships enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility. The uniform nature of many tankers in our fleet also provides us with cost efficiencies in maintaining, supplying and providing officers for our tankers. Finally, Aframax and Suezmax tanker charter rates have historically been less volatile than charter rates for very large crude carriers ("VLCCs").

  •
  Strong Customer Relationships. We have strong relationships with our customers, which include most major international oil companies, such as ChevronTexaco Corporation, CITGO Petroleum Corp., Shell Oil Company, BPAmoco, Exxon Mobil Corporation, ConocoPhillips and Sun International Ltd. We believe our strong relationships stem from our reputation for dependability and for delivering high-quality oil transportation services. We have consistently maintained our customer relationships since our inception. During the last few years, our customer base has expanded due to the growth of our fleet, our increase in the use of spot market voyage charters and our opportunistic deployment of our tankers into regions outside the Atlantic basin.

  •
  Experienced Management Team. Our founder, Peter C. Georgiopoulos, and our other senior executive officers and key employees have on average more than 20 years of experience in the shipping industry. Our management team has expertise in all of the commercial, technical and management areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

  •
  In-House Vessel Management Services. Unlike many other vessel owning companies, we provide virtually all of the vessel management services required to operate our fleet through our wholly-owned subsidiaries. These services include operational support, tanker maintenance and technical support, officer staffing, shipyard supervision, insurance procurement, purchasing and financial management services. By performing these services in-house, we believe that we are able to ensure quality as well as achieve greater cost efficiencies and economies of scale.

Our Business Strategy

        Our strategy is to employ our existing competitive strengths to enhance our position within the industry and maximize long-term cash flow. Our strategic initiatives include:

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  Managing Environmentally Safe, Yet Cost Efficient Operations. We aggressively manage our operating and maintenance costs. At the same time, our fleet has an excellent safety and environmental record that we maintain through acquisitions of high-quality tankers and regular maintenance and inspection of our fleet. We maintain operating standards for all of our tankers that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international environmental and safety regulations. Our in-house safety staff oversees many of these services. We believe the age and quality of the tankers in our fleet, coupled with our excellent safety and environmental record, position us favorably within the sector with our customers and for future business opportunities.

  •
  Balancing Tanker Deployment to Maximize Fleet Utilization and Cash Flows. We actively manage the deployment of our fleet between time charters and spot market voyage charters. Our tanker deployment strategy is designed to provide greater cash flow stability through the use of time charters for part of our fleet, while maintaining the flexibility to benefit from improvements in market rates by deploying the balance of our tankers in the spot market. Our goal is to be the first choice of our customers for crude oil transportation services. We constantly monitor the market and seek to anticipate our customers crude oil transportation needs and to respond quickly when we recognize attractive chartering opportunities.

  •
  Growing Our Fleet and Maintaining a Prudent Capital Structure. We are an industry consolidator focused on opportunistically acquiring high-quality, second-hand, mid-sized vessels. During the past six years we have grown our fleet from 6 tankers to our current fleet of 42 tankers, excluding vessels we have contracted to sell. We are continuously and actively monitoring the market in an effort to take advantage of expansion and growth opportunities. At the same time, we are committed to maintaining prudent financial policies aimed at preserving financial stability and increasing long-term cash flow. During the year ended December 31, 2002, our debt to capitalization ratio declined from 40.6% to 36.8%. As of March 31, 2003, after giving effect to the $525.0 million acquisition costs of the 19 tankers from Metrostar Management Corporation and the financing of those tankers, our debt to capitalization ratio would have been 59.9% and as of September 30, 2003 there was a reduction to 55.9%. We expect the acquisition of these tankers to increase our cash flow generation, which will enable us to further reduce this ratio towards our historical levels.

Company Background

        Our predecessor entities began operations in 1997 and their fleet had grown to 14 tankers by the time of our initial public offering on June 12, 2001. All of our historical financial and operating information from before the initial public offering reflects only those original 14 tankers. In connection with the initial public offering, we acquired 15 additional tankers. These tankers were successfully integrated into our fleet in the 10 weeks following the initial public offering. At the time of the offering, we also acquired United Overseas Tankers Ltd., located in Piraeus, Greece, which conducts the majority of our in-house technical management operations such as staffing and maintenance. On December 31, 2002, we completed an internal corporate reorganization that both reduced the number of our subsidiaries and the number of jurisdictions in which they are organized. In 2003, we completed the acquisition of 19 tankers from Metrostar Management Corporation and opened a subsidiary in London for commercial management operations in that region.

        We are incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 35 West 56th Street, New York, NY 10019. Our telephone number at that address is (212) 763-5600. Our website is located at www.generalmaritimecorp.com.

The Securities We May Offer

        We may use this prospectus to offer up to $500,000,000 of:

  •
  common shares,

  •
  preferred shares, and

  •
  debt securities.

        A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities and may describe certain risks associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

RISK FACTORS

        You should carefully consider the following risk factors and other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our common stock, preferred stock and debt securities could decline or our ability to pay interest and principal payment on our debt securities could be adversely affected.

Risks Relating To Our Industry

An increase in the supply of tanker capacity without an increase in demand for tanker capacity could cause charter rates to decline, which could materially and adversely affect our financial performance.

        Historically, the tanker industry has been cyclical. The profitability of companies and asset values in the industry have fluctuated based on changes in the supply of, and demand for, tanker capacity. The supply of tankers generally increases with deliveries of new tankers and decreases with the scrapping of older tankers, conversion of tankers to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. If the number of new vessels delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, the charter rates paid for our tankers could materially decline.

A decline in demand for crude oil or a shift in oil transport patterns could materially and adversely affect our revenues.

        The demand for tanker capacity to transport crude oil depends upon world and regional oil markets. A number of factors influence these markets, including:

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  global and regional economic conditions;

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  increases and decreases in production of and demand for crude oil;

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  developments in international trade;

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  changes in seaborne and other transportation patterns;

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  environmental concerns and regulations; and

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  weather.

        Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability.

A decline in charter rates or an increase in costs could materially and adversely affect our financial performance.

        Our revenues depend on the rates that charterers pay for transportation of crude oil by Aframax and Suezmax tankers. Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in charter rates are unpredictable.

        For the nine months ended September 30, 2003, the average daily rate in the spot market for our Aframax tankers was $21,687 and the average daily rate in the spot market for our Suezmax tankers was $27,208. During the year ended December 31, 2002, the average daily rate in the spot market for our Aframax tankers was $13,318 and the average daily rate in the spot market for our Suezmax tankers was $15,410. During the year ended December 31, 2001, the average daily rate in the spot market for our Aframax tankers was $20,118 and the average daily rate in the spot market for our Suezmax tankers was $27,032. If charter rates fall, our revenues, cash flows and profitability could be materially and adversely affected.

        Our vessel operating expenses are comprised of a variety of costs including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Some of these costs, primarily insurance and enhanced security measures implemented after September 11, 2001, are increasing. The terrorist attack on the VLCC Limburg in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. If costs continue to rise, that could materially and adversely affect our cash flows and profitability.

The market for crude oil transportation services is highly competitive and we may not be able to effectively compete.

        Our tankers are employed in a highly competitive market. Our competitors include the owners of other Aframax and Suezmax tankers and, to a lesser degree, owners of other size tankers. Both groups include independent oil tanker companies as well as oil companies. We do not control a sufficiently large share of the market to influence the market price charged for crude oil transportation services.

        Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

Fluctuations in the market value of our fleet may adversely affect our liquidity and may result in breaches under our financing arrangements and sales of tankers at a loss.

        The market value of tankers fluctuates depending upon general economic and market conditions affecting the tanker industry, the number of tankers in the world fleet, the price of constructing new tankers, or newbuildings, types and sizes of tankers, and the cost of other modes of transportation. The market value of our fleet may decline as a result of a downswing in the historically cyclical shipping industry or as a result of the aging of our fleet. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in a breach of loan covenants, which could give rise to events of default under our credit facilities. Due to the cyclical nature of the tanker market, the market value of one or more of our tankers may at various times be lower than their book value, and sales of those tankers during those times would result in losses. If we determine at any time that a tanker's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. If for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

Compliance with safety, environmental and other governmental requirements and related costs may adversely affect our operations.

        The shipping industry in general, our business and the operation of our tankers in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

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  the U.S. Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

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  the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

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  the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

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  the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety;

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  the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

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  the U.S. Marine Transportation Security Act of 2002.

        More stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our tankers may be subject to requisition by the government of the flag flown by the tanker without any guarantee of compensation for lost profits. We believe our tankers are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The tankers' operating certificates and licenses are renewed periodically during each tanker's required annual survey. However, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

Shipping is an inherently risky business and our insurance may not be adequate.

        Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our tankers may face higher risks of attack. Future hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, could affect our trade patterns and adversely affect our operations and our revenues, cash flows and profitability.

        We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. We currently maintain $1.0 billion in coverage for each of our tankers for liability for spillage or leakage of oil or pollution. We also carry insurance covering lost revenue resulting from tanker off-hire for all of our tankers. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

Our operating results may fluctuate seasonally.

        We operate our tankers in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling. While this seasonality has not materially affected our operating results since 1997, it could materially affect operating results in the future.

Risks Relating to Our Company

We may not be able to grow or to effectively manage our growth.

        A principal focus of our strategy is to continue to grow by taking advantage of changing market conditions, which may include expanding our business in the Atlantic basin, the primary geographic area and market where we operate, by expanding into other regions, or by increasing the number of tankers in our fleet. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

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  identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

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  identify tankers and/or shipping companies for acquisitions;

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  integrate any acquired businesses or tankers successfully with our existing operations;

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  hire, train and retain qualified personnel to manage and operate our growing business and fleet;

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  identify additional new markets outside of the Atlantic basin;

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  improve our operating and financial systems and controls; and

  •
  obtain required financing for our existing and new operations.

        The failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations.

If we default under any of our loan agreements, we could forfeit our rights in our tankers and their charters.

        We have pledged all of our tankers and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the tankers and the related collateral, and we could lose our rights in the tankers and their charters.

        When final payments are due under our loan agreements, we must repay any borrowings outstanding, including balloon payments. To the extent that our cash flows are insufficient to repay any of these borrowings, we will need to refinance some or all of our loan agreements or replace them with an alternate credit arrangement. We may not be able to refinance or replace our loan agreements at the time they become due. In addition, the terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

        We are a holding company, and our subsidiaries conduct all of our operations and own all of our tankers. We have no significant assets other than the equity interests of our subsidiaries. As a result, our ability to make required payments on our debt securities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our debt facilities, applicable corporate and limited liability company laws of the jurisdictions of their incorporation or organization and other laws and regulations. If we are unable to obtain funds from our subsidiaries, we will not be able to pay interest or principal on the notes or make payment on our credit facilities unless we obtain funds from other sources. We cannot assure you that we will be able to obtain the necessary funds from other sources.

A court may void the guarantees of the notes or subordinate the guarantees to other obligations of the subsidiary guarantors.

        Although standards may vary depending upon applicable law, a court could void all or a portion of the guarantees of our debt securities or subordinate the guarantees to other obligations of the guarantors. If the claims of the holders of our debt securities against any subsidiary guarantor were voided or held to be subordinated in favor of other creditors of that subsidiary, the other creditors would be entitled to be paid in full before any payment could be made on our debt securities. If one or more of the guarantees is voided or subordinated, we cannot assure you that after providing for all prior claims, there would be sufficient assets remaining to satisfy the claims of the holders of our debt securities.

We could incur a substantial amount of debt, which could materially and adversely affect our financial condition, results of operations and business prospects and prevent us from fulfilling our obligations under our debt securities.

        Our secured credit facilities and the indenture for our senior notes permit us to incur additional debt, subject to some limitations. If we incur additional debt, our increased leverage could:

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  make it more difficult for us to satisfy our obligations under debt securities or other indebtedness and, if we fail to comply with the requirements of the indebtedness, could result in an event of default;

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  require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

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  limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, if any, and other general corporate activities;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or detract from our ability to successfully withstand a downturn in our business or the economy generally; and

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  place us at a competitive disadvantage against other less leveraged competitors.

        The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our secured credit facilities and debt securities.

Our secured credit facilities and the indenture for our senior notes impose, and it is possible that any indenture for additional debt securities we issue will impose, significant operating and financial restrictions that may limit our ability to operate our business.

        Our secured credit facilities and the indenture for our senior notes currently impose, and it is possible that any indenture for additional debt securities that we issue will impose, significant operating and financial restrictions on us. These restrictions will limit our ability to, among other things:

  •
  incur additional debt;

  •
  pay dividends or make other restricted payments;

  •
  create or permit certain liens;

  •
  sell tankers or other assets;

  •
  create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

  •
  engage in transactions with affiliates; and

  •
  consolidate or merge with or into other companies or sell all or substantially all of our assets.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

        In addition, our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under the facilities and could result in a default under them. If a default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes all or substantially all of our assets. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a default under our other debt obligations, including our debt securities.

If we lose any of our customers or a significant portion of our revenues, our operating results could be materially adversely affected.

        We derive a significant portion of our voyage revenues from a limited number of customers, although during the year ended December 31, 2002 and for the nine months ended September 30, 2003, no single customer accounted for more than 10% of our voyage revenues. During the year ended

December 31, 2001, Skaugen PetroTrans, Inc. accounted for 12.6% of our voyage revenues. If we lose a significant customer, or if a significant customer decreases the amount of business it transacts with us, our revenues, cash flows and profitability could be materially and adversely affected.

As our fleet ages, the risks associated with older vessels could adversely affect our operations.

        In general, the costs to maintain a tanker in good operating condition increase as the tanker ages. As of December 31, 2002, the average age of the 42 tankers in our current fleet was 10.7 years. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our tankers, and may restrict the type of activities in which our tankers may engage. We cannot assure you that, as our tankers age, market conditions will justify any required expenditures or enable us to operate our tankers profitably during the remainder of their useful lives.

An acceleration of the current prohibition to trade deadlines for our non-double-hull tankers could adversely affect our operations.

        Under the U.S. Oil Pollution Act of 1990, all oil tankers that do not have double-hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Our 42-tanker fleet, excluding vessels we have contracted to sell, consists of 23 double-hull tankers, ten double-sided tankers and nine single-hull tankers.

        Our nine single-hull and ten double-sided tankers, all of which were built in 1985 or later, are currently eligible to trade in U.S. waters until the year set forth below when they would not be eligible to carry oil as cargo within the 200-mile United States exclusive economic zone, except that they may trade in U.S. waters until 2015 if their operations are limited to discharging their cargoes at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles-offshore:

Category of tanker	U.S. Prohibition to trade year
8 Suezmax tankers	2010
1 Aframax tanker	2010
2 Aframax tankers	2013
1 Suezmax tanker	2014
3 Aframax tankers	2015
4 Suezmax tankers	2015

        Our tankers are also subject to regulatory requirements, including the phase-out of single-hull tankers, imposed by the International Maritime Organization, or the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. These regulations require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single-hull tankers will be 26 years. Our nine single-hull tankers were built in 1985 or later. Under the IMO's current regulations, these tankers and our ten double-sided tankers will be able to operate until 2010 before being required to be scrapped or retrofitted to conform to international environmental standards. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in

November 2002 relating to the loss of the M.T. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase-out of certain single-hull tankers from 2015 to 2010 unless the flag state extends the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. We do not know whether any of our vessels will be subject to this accelerated phase-out, and the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of our single-hull tankers as well as our ability to generate income from them.

        In addition, in July 2003, in response to the M.T. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the M.T. Prestige and the resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of our non-double hull tankers and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Our revenues may be adversely affected if we do not successfully employ our tankers.

        We seek to deploy our tankers between spot market voyage charters and time charters in a manner that maximizes long-term cash flow. Currently, 14 or our tankers are contractually committed to time charters, with the remaining terms of these charters expiring on dates between February 2004 and February 2005. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable.

        We earned approximately 84.8% of our net voyage revenue from spot charters for the nine-month period ended September 30, 2003. The spot charter market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based on tanker and oil supply and demand and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our tankers profitably.

There may be risks associated with the purchase and operation of secondhand tankers.

        Our current business strategy includes additional growth through the acquisition of additional secondhand tankers. Although we inspect secondhand tankers prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if such tankers had been built for and operated exclusively by us. Therefore, our future operating results could be negatively affected if some of the tankers do not perform as we expect. Also, we do not receive the benefit of warranties from the builders if the tankers we buy are older than one year, which is the case for the 19 tankers acquired in the first half of 2003.

We may face unexpected repair costs for our tankers.

        Repairs and maintenance costs are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Large repair expenses could decrease our cash flow and profitability and reduce our liquidity.

Arrests of our tankers by maritime claimants could cause a significant loss of earnings for the related off hire period.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our tankers could result in a significant loss of earnings for the related off-hire period.

        In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us, any of our subsidiaries or our tankers for liabilities of other vessels that we own.

Our tankers may be requisitioned by governments without adequate compensation.

        A government could requisition for title or seize our tankers. In the case of a requisition for title, a government takes control of a vessel and becomes its owner. Also, a government could requisition our tankers for hire. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we, as owner, would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

We depend on our key personnel and may have difficulty attracting and retaining skilled employees.

        The loss of the services of any of our key personnel or our inability to successfully attract and retain qualified personnel, including ships' officers, in the future could have a material adverse effect on our business, financial condition and operating results. Our future success depends particularly on the continued service of Peter C. Georgiopoulos, our Chairman, President and Chief Executive Officer.

Portions of our income may be subject to U.S. tax.

        If we do not qualify for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, or the Code, then we will be subject to U.S. federal income tax on our shipping income that is derived from U.S. sources. If we are subject to such tax, our net income and cash flow would be reduced by the amount of such tax.

        We will qualify for exemption under Section 883 if, among other things, our stock is treated as primarily and regularly traded on an established securities market in the United States. Under the final Section 883 regulations, we might not satisfy this publicly-traded requirement in any taxable year in which 50% or more of our stock is owned at any time during that year by persons who actually or constructively own 5% or more of our stock, or 5% shareholders.

        We believe that based on the ownership of our stock in 2003, we satisfied the publicly-traded requirement under the final Section 883 regulations. However, we can give no assurance that future changes and shifts in the ownership of our stock by 5% shareholders would permit us to qualify for the Section 883 exemption in 2004 or in the future.

        If we do not qualify for the Section 883 exemption, our shipping income derived from U.S. sources, or 50% of our gross shipping income attributable to transportation beginning or ending in the United States, would be subject to a 4% tax imposed without allowance for deductions. For the fiscal year of 2003, the vast majority our revenues were attributable to transportation beginning or ending in the United States. If we were subject to this 4% tax on our gross shipping income during 2003, we estimate that such tax would be approximately $9.3 million.

Increases in tonnage taxes on our tankers would increase the costs of our operations.

        Our tankers are currently registered under the following flags: the Republic of Liberia, Malta, Greece and the Republic of the Marshall Islands. These jurisdictions impose taxes based on the tonnage capacity of each of the vessels registered under their flag. The tonnage taxes imposed by these countries could increase, which would cause the costs of our operations to increase.

Our incorporation under the laws of the Republic of the Marshall Islands may limit the ability of our shareholders to protect their interests.

        Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Republic of the Marshall Islands Business Corporations Act. The provisions of the Republic of the Marshall Islands Business Corporations Act resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the Republic of the Marshall Islands Business Corporations Act. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the Republic of the Marshall Islands Business Corporations Act does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

It may not be possible for our investors to enforce U.S. judgments against us.

        We are incorporated in the Republic of the Marshall Islands and most of our subsidiaries are organized in the Republic of Liberia and the Republic of the Marshall Islands. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

Anti-takeover provisions in our financing agreements and our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

        Several of our existing financing agreements impose restrictions on changes of control of our company and our ship-owning subsidiaries. These include requirements that we obtain the lenders' consent prior to any change of control and that we make an offer to redeem certain indebtedness before a change of control can take place.

        Several provisions of our amended and restated articles of incorporation and our by-laws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

  •
  authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

  •
  providing for a classified board of directors with staggered, three-year terms;

  •
  prohibiting us from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder unless certain provisions are met;

  •
  prohibiting cumulative voting in the election of directors;

  •
  authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote for the directors;

  •
  prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

  •
  limiting the persons who may call special meetings of shareholders; and

  •
  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

Our common stock price may be highly volatile and an investment in our common stock could decline in value.

        The market price of our common stock may fluctuate significantly in response to many factors, many of which are beyond our control. Investors in our common stock may not be able to resell their shares at or above their purchase price due to those factors, which include the risks and uncertainties set forth in this report. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation of this type could be extremely expensive and divert management's attention and resources from running our company.

Future sales of our common stock could cause the market price of our common stock to decline.

        The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. We have entered into registration rights agreements with the securityholders who received shares in our recapitalization transactions that entitle them to have an aggregate of 29,000,000 shares registered for sale in the public market. In addition, those shares became eligible for sale in the public markets beginning on June 12, 2002, pursuant to Rule 144 under the Securities Act. We also registered on Form S-8 an aggregate of 2,900,000 shares issuable upon exercise of options we have granted to purchase common stock or reserved for issuance under our equity compensation plans.

We may not be able to generate enough cash flow to meet our debt obligations.

        We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and commitments, including our senior notes. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including our senior notes. Many of these factors, such as charter rates, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

        If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

  •
  refinancing or restructuring our debt;

  •
  selling tankers or other assets;

  •
  reducing or delaying capital investments; or

  •
  seeking to raise additional capital.

        However, we cannot assure you that undertaking alternative financing plans, if necessary, would allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under our senior notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

USE OF PROCEEDS

        Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from the sale of securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make acquisitions and for general corporate purposes.

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

        This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements are based on our current expectations and observations. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth under the heading "Risk Factors", beginning on page 6 of this prospectus and in other reports filed with the Securities and Exchange Commission. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this prospectus are the following: a material decline or prolonged weakness in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker new building orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including but not limited to: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; and changes in the condition of our tankers or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs).

        You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this prospectus. Except as required by applicable law, we do not have any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the nine months ended September 30, 2003 and September 30, 2002 and for each of the preceding five fiscal years.

	NINE MONTHS ENDED SEPTEMBER 30,		YEAR ENDED DECEMBER 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	3.83	0.35	0.40	3.75	1.98	0.73	1.13
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	3.83	0.35	0.40	3.75	1.98	0.73	1.13
Earnings insufficient to cover fixed charges (dollars in thousands)	—	$8,003	$9,742	—	—	$4,738	—

(1)
We have not issued any preferred stock as of the date of this prospectus.

PLAN OF DISTRIBUTION

        We may sell the common stock on the New York Stock Exchange, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

        In addition, we may sell some or all of our common stock included in this Registration Statement through:

  •
  a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

  •
  purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers.

        Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the shares pursuant to this prospectus.

        At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of shares being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

        We will bear costs relating to all of the securities being registered under this Registration Statement.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

        Our authorized capital stock consists of 75,000,000 shares of common stock and 5,000,000 shares of preferred stock. We have a total of 36,989,145 shares of common stock outstanding.

Common Stock

Voting

  •
  one vote for each share of common stock held of record on all matters submitted to a vote of our shareholders

  •
  no cumulative voting rights

  •
  directors are elected by plurality of votes cast

  •
  all other matters are decided by majority of votes cast

Dividends:

  •
  our board of directors may only declare dividends out of legally available funds and subject to the restrictions under our credit facilities and the indenture for our senior notes

Additional Rights:

  •
  common shareholders are entitled to receive ratably net assets, available after the payment of all debts and liabilities, upon our liquidation, dissolution or winding up

  •
  no preemptive rights

  •
  no subscription rights

  •
  no redemption rights

  •
  no sinking fund rights

  •
  no conversion rights

        The rights and preferences of common shareholders, including the right to elect directors, are subject to the rights of any series of preferred stock we may issue in the future.

        Our common stock is listed on the New York Stock Exchange under the symbol "GMR".

Preferred Stock

        The material terms of any series of preferred stock that we offer through a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock are authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. This type of preferred stock is generally known as "blank check" preferred stock. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.

Anti-Takeover Effects of Provisions of Our Charter Documents.

        Several provisions of our amended and restated articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

        Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

        Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Business Combinations

        Although the Marshall Islands Business Corporations Act does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of the Marshall Islands and "interested shareholders", we have included these provisions in our amended and restated articles of incorporation. Our amended and restated articles of incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

  •
  prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

  •
  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

  •
  on or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

  •
  the shareholder became an interested shareholder pursuant to our plan of recapitalization or is Peter C. Georgiopoulos, Oaktree Capital Management, LLC or Wexford Capital LLC or an affiliate or associate of any of them.

        For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Election and Removal of Directors

        Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

        Our amended and restated articles of incorporation and our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our by-laws provide that, subject to certain exceptions, only our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Amendments to Articles of Incorporation

        Our amended and restated articles of incorporation require the affirmative vote of the holders of not less than 80% of our shares entitled to vote in an election of directors to amend, alter, change or repeal the following provisions in our amended and restated articles of incorporation:

  •
  the classified board and director removal provisions;

  •
  the requirement that action by written consent of the shareholders be taken by unanimous consent;

  •
  limitations on the power of our shareholders to amend our by-laws;

  •
  the limitation on business combinations between us and interested shareholders; and

  •
  the provisions requiring the affirmative vote of the holders of not less than 80% of our shares entitled to vote in an election of directors to amend to the foregoing provisions.

This requirement makes it more difficult for our stockholders to make changes to the provisions in our articles of incorporation that could have anti-takeover effects.

Restrictions on Adoption of Stockholders Rights Agreements

        In connection with our recapitalization, we have agreed that for four years we will be required to obtain the consent of holders of a majority of the shares issued in our recapitalization prior to our implementation of any stockholder rights agreement under which our stockholders would be issued rights under which stockholders (other than the acquiring person) would be allowed to purchase our securities at a discount of more than 20% upon a person becoming the owner of more than a specified percentage or number of our securities.

DESCRIPTION OF DEBT SECURITIES

        We currently have $250,000,000 in principal of our 10% senior notes due 2013 outstanding. We may issue additional debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to this

Registration Statement or a prospectus supplement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement or a prospectus supplement. We will refer to any or all of these reports as "subsequent filings". The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an "indenture" and collectively as the "indentures". Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

        Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable U.S. federal income tax consideration as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

        Neither indenture limits the amount of debt securities which may be issued, and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

        You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

  •
  the designation, aggregate principal amount and authorized denominations;

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  the issue price, expressed as a percentage of the aggregate principal amount;

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  the maturity date;

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  the interest rate per annum, if any;

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  if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

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  any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

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  the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

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  if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

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  if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

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  any events of default not set forth in this prospectus;

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  the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

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  if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

  •
  whether interest will be payable in cash or additional securities at our or the holders' option and the terms and conditions upon which the election may be made;

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  if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

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  if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

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  any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

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  whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

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  any terms with respect to subordination;

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  any listing on any securities exchange or quotation system;

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  additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

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  the applicability of any guarantees.

        Unless otherwise indicated in subsequent filings relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

        Unless otherwise indicated in subsequent filings, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

        Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings relating to those securities.

        We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Covenants

        Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

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  the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

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  the ability to make certain payments, dividends, redemptions or repurchases;

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  our ability to create dividend and other payment restrictions affecting our subsidiaries;

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  our ability to make investments;

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  mergers and consolidations by us;

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  sales of assets by us;

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  our ability to enter into transactions with affiliates;

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  our ability to incur liens; and

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  sale and leaseback transactions.

Modification of the Indentures

        Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

  (1)
  changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such Section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

  (3)
  reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

  (4)
  waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

  (5)
  makes the principal of or interest, if any, on any security payable in any currency other than that stated in the Security;

  (6)
  makes any change with respect to holders' rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

  (7)
  waives a redemption payment with respect to any Security or change any of the provisions with respect to the redemption of any securities will be effective against any holder without his consent. In addition, other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

        Each indenture defines an event of default for the debt securities of any series as beingany one of the following events:

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  default in any payment of interest when due which continues for 30 days;

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  default in any payment of principal or premium when due;

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  default in the deposit of any sinking fund payment when due;

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  default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

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  default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

  •
  events of bankruptcy, insolvency or reorganization.

        An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

        There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

        In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

        Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

        Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

        The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

        The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

        A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Global Securities

        The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

        We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

        Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

        So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

        The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

        Unless otherwise specified in an applicable subsequent filings, payments of principal, premium and interest on debt securities represented by global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

        We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

        Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

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  the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility,

  •
  we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities, or

  •
  there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

        Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository's relevant participating institutions to the applicable trustee.

        In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee.

        DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participating institutions deposit with DTC. DTC also facilitates the settlement among participating institutions of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participating institutions' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participating institutions include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participating institutions and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a direct participating institution, either directly or indirectly. The rules applicable to DTC and its participating institutions are on file with the Commission.

        To facilitate subsequent transfers, the debt securities may be registered in the name of DTC's nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

        Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

        Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.'s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

        If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

        To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution's interest in the global security or securities representing the interest, on DTC's records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC's records.

        DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

        We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to he reliable, but we take no responsibility for its accuracy.

LEGAL MATTERS

        The validity of the securities offered by this prospectus will be passed upon for us by Dennis Reeder, Majuro, Republic of the Marshall Islands and by Seward & Kissel LLP, New York, New York.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the Commission on March 31, 2003, have been audited by Deloitte & Touche LLP independent auditors, as stated in their report, which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our articles of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under the Marshall Islands Business Corporations Act ("MIBCA"). The Commission has informed us that, to the extent that indemnification for liabilities arising under U.S. federal securities laws may be permitted to directors or officers under the MIBCA or our articles of incorporation or bylaws, such indemnification is against public policy and thus unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Government Filings

        We file annual and special reports with the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Information Incorporated by Reference

        The Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

        We incorporate by reference our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, filed with the Commission on March 31, 2003, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed. We also incorporate by reference a report of our 2003 first quarter results, filed with the Commission on May 15, 2003 on Form 10-Q, a report of our 2003 second quarter results, filed with the Commission on August 14, 2003 and a report of our 2003 third quarter results, filed with the Commission on November 13, 2003. Each of these reports contain unaudited consolidated financial statements for the most recent quarter for which those statements have been filed. We also incorporate by reference each of the current reports on Form 8-K filed with the Commission on March 11, 2003, April 29, 2003, May 16, 2003, June 13, 2003, July 28, 2003 and November 13, 2003, respectively. Additionally, all future filings we will make with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

        You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

    General Maritime Corporation
    35 West 56th Street
    New York, New York 10019
    (212) 763-5600

Information Provided by the Company

        We will furnish holders of our common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated.

Securities and Exchange Commission registration fee	$40,450
New York Stock Exchange listing fee	—
Blue sky fees and expenses	—
Printing and engraving expenses	10,000
Legal fees and expenses	40,000
Accounting fees and expenses	—
Transfer agent and registrar	—
Miscellaneous	5,000
Total	95,450

        We will bear costs relating to all of the securities being registered under this Registration Statement.

Item 15. Indemnification of Directors and Officers.

        We are a Marshall Islands corporation. The Marshall Islands Business Corporations Act ("MIBCA") provides that Marshall Islands corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation against reasonable expenses, judgments and fees (including attorneys' fees) incurred in connection with such action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses occurred in defense of an action if its board of directors decides to do so. In addition, Marshall Islands corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the MIBCA.

        Our articles of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under the MIBCA. The Securities and Exchange Commission, or the Commission, has informed us that, to the extent that indemnification for liabilities arising under U.S. federal securities laws may be permitted to directors or officers under the MIBCA or our articles of incorporation or bylaws, such indemnification is against public policy and thus unenforceable.

Item 16. Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement (for equity securities)*
1.2	Underwriting Agreement (for debt securities)*
4.1	Certificate of common stock (incorporated by reference from Exhibit 4.1 to Amendment No. 3 to our Registration Statement on Form S-1 (Reg. No. 333-49814))
4.2	Form of debt securities indenture (indenture)
5.1	Opinion of Dennis Reeder, Marshall Islands counsel to General Maritime Corporation (the "Company"), as to the validity of the common stock, preferred stock and debt securities
5.2	Opinion of Seward & Kissel LLP, United States counsel to the Company, as to the validity of the common stock, preferred stock and debt securities
8	Opinion of Seward & Kissel LLP, with respect to certain tax matters*
12	Computation of ratio of earnings to fixed charges
23.1	Consent of Dennis Reeder (included in Exhibit 5.1)
23.2	Consent of Seward & Kissel LLP (included in Exhibit 5.2)
23.3	Consent of Deloitte & Touche LLP
24	Power of Attorney (contained in signature page)
25.1	T-1 Statement of Eligibility (senior indenture)*
25.2	T-1 Statement of Eligibility (subordinated indenture)*

*
To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934, or the Exchange Act, of the Registrant and incorporated by reference in this Registration Statement.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 as amended, or the Securities Act;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided however, that the registrant will not file a post-effective amendment if the information required to be included in paragraph (i) and (ii) hereof is continued in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of The Exchange Act that are incorporated by reference in this registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act, as amended (the "Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5)
  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (6)
  The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York.

GENERAL MARITIME CORPORATION
By:	/s/ PETER C. GEORGIOPOULOS
Name:	Peter C. Georgiopoulos
Title:	Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter C. Georgiopoulos, John P. Tavlarios, John C. Georgiopoulos, Gary J. Wolfe, Robert E. Lustrin and Anthony Tu-Sekine his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons on December 19, 2003 in the capacities indicated.

Signature	Title
/s/ PETER C. GEORGIOPOULOS Peter C. Georgiopoulos	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN C. GEORGIOPOULOS John C. Georgiopoulos	Vice President, Chief Financial Officer, Chief Administrative Officer, Corporate Secretary and Treasurer (Principal Financial and Accounting Officer)
/s/ JOHN P. TAVLARIOS John P. Tavlarios	Director
/s/ ANDREW M.L. CAZALET Andrew M.L. Cazalet	Director
/s/ WILLIAM J. CRABTREE William J. Crabtree	Director
/s/ REX W. HARRINGTON Rex W. Harrington	Director
/s/ STEPHEN A. KAPLAN Stephen A. Kaplan	Director
/s/ PETER S. SHAERF Peter S. Shaerf	Director

DESCRIPTION

Exhibits Filed Herewith	Description of Exhibits
4.2	Form of securities indenture (indenture)
5.1	Opinion of Dennis Reeder, Marshall Islands counsel to General Maritime Corporation (the "Company"), as to the validity of the common stock, preferred stock and debt securities
5.2	Opinion of Seward & Kissel LLP, United States counsel to the Company, as to the validity of the common stock, preferred stock and debt securities
12	Computation of ratio of earnings to fixed charges
23.3	Consent of Deloitte & Touche LLP

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
SPECIAL NOTE ON FORWARD LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF DEBT SECURITIES
LEGAL MATTERS
EXPERTS
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
DESCRIPTION